AH 3-2-2005

SEC MAIL RECEIVED PROCESSING FEB 2 2 2005 WASH, D.C. 152 SECTION

VF 3-8-05

SECURITIES AND EXCHANGE COMMISSION

05036721

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49649 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independence Planning Corp., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hilltop Road, Suite 1004
(No. and Street)

| Ramsey | NJ | 07446 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Laurent 201-327-2331
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wiss & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 354 Eisenhower Parkway, | Livingston | NJ | 07039 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Arthur Laurent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independence Planning Corp., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

CAROL HIRT
A Notary Public of New Jersey
My Commission Expires September 14, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENCE PLANNING CORP., INC.

FINANCIAL REPORT
DECEMBER 31, 2004

WISS
Accountants.
Consultants.
Solutions.

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Independence Planning Corp., Inc.

We have audited the accompanying statements of financial condition of Independence Planning Corp., Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independence Planning Corp., Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
January 24, 2005

WISS & COMPANY, LLP • 354 Eisenhower Parkway, Livingston, NJ 07039 • Tel 973.994.9400 • Fax 973.992.6760 • www.wiss.com

**INDEPENDENCE PLANNING CORP., INC.**

**STATEMENTS OF FINANCIAL CONDITION**

| ASSETS | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Cash | $ 63,510 | $ 3,845 |
| Due from brokers | 5,200 | 4,682 |
| Money market funds | 41,034 | 160 |
| Marketable securities, at market value | 6,200 | 39,210 |
| Prepaid expenses | 1,550 | 1,475 |
| Prepaid income taxes | - | 165 |
| Computer software, less accumulated amortization of $764 | 853 | 1,392 |
| Deferred tax asset | 11,721 | - |
| Other assets | 127 | 77 |
| | $ 130,195 | $ 51,006 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | 2004 | 2003 |
|---|---|---|
| LIABILITIES: | | |
| Income taxes payable | $ 11,366 | $ 342 |
| Accounts payable and accrued expenses | 46,258 | - |
| | $ 57,624 | $ 342 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, no par value: | | |
| Authorized 1,000 shares, issued and outstanding 100 shares at stated value | 1,000 | 1,000 |
| Paid-in capital | 50,310 | 50,310 |
| Retained earnings (deficit) | 21,261 | (646) |
| Total Stockholder's Equity | 72,571 | 50,664 |
| | $ 130,195 | $ 51,006 |

*See accompanying notes to financial statements.*

# INDEPENDENCE PLANNING CORP., INC.

## STATEMENTS OF OPERATIONS

| | Year Ended December 31, 2004 | Year Ended December 31, 2003 |
|---|---|---|
| REVENUE: | | |
| Commissions | $ 118,256 | $ 180,004 |
| Investment income | 4,864 | 4,270 |
| | 123,120 | 184,274 |
| OPERATING EXPENSES: | | |
| Salaries | 57,819 | 105,000 |
| Payroll taxes | 5,034 | 7,768 |
| Advertising and marketing | - | 919 |
| Commissions | 2,679 | 2,229 |
| Telephone | 626 | 732 |
| Office expense | 1,267 | 6,714 |
| Dues and subscription | 2,442 | 1,214 |
| Rent | 5,400 | 5,400 |
| Insurance | 816 | 2,952 |
| Regulatory fees | 4,122 | 4,719 |
| Licenses expense | - | 310 |
| Professional fees | 11,050 | 10,425 |
| Contributions | 650 | 500 |
| Travel and entertainment | 2,002 | 2,380 |
| Employee benefits | 1,623 | 3,165 |
| Amortization | 539 | 225 |
| Miscellaneous | 134 | 176 |
| | 96,203 | 154,828 |
| INCOME BEFORE INCOME TAXES | 26,917 | 29,446 |
| INCOME TAXES | 5,010 | 5,927 |
| NET INCOME | $ 21,907 | $ 23,519 |

*See accompanying notes to financial statements.*

**INDEPENDENCE PLANNING CORP., INC.**

**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**

| | Shares | Stated Value | Paid-in Capital | Retained Earnings (Deficit) |
|---|---|---|---|---|
| BALANCES, DECEMBER 31, 2002 | 100 | $ 1,000 | $ 50,310 | $ (24,165) |
| YEAR ENDED DECEMBER 31, 2003 - Net income | - | - | - | 23,519 |
| BALANCES, DECEMBER 31, 2003 | 100 | 1,000 | 50,310 | (646) |
| YEAR ENDED DECEMBER 31, 2004 - Net income | - | - | - | 21,907 |
| BALANCES, DECEMBER 31, 2004 | 100 | $ 1,000 | $ 50,310 | $ 21,261 |

*See accompanying notes to financial statements.*

## INDEPENDENCE PLANNING CORP., INC.

### STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2004 | Year Ended December 31, 2003 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 21,907 | $ 23,519 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | |
| Amortization | 539 | 225 |
| Changes in operating assets and liabilities: | | |
| Due from brokers | (518) | (1,311) |
| Marketable securities | 33,010 | (30,910) |
| Prepaid expenses | 90 | 1,042 |
| Deferred tax asset | (11,721) | - |
| Other assets | (50) | 140 |
| Accounts payable and accrued expenses | 46,258 | - |
| Income taxes payable | 11,024 | (458) |
| Net cash flows from operating activities | 100,539 | (7,753) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Computer software acquisition | - | (1,617) |
| Money market funds | (40,874) | 5,766 |
| Net cash flows from investing activities | (40,874) | 4,149 |
| NET CHANGE IN CASH | 59,665 | (3,604) |
| CASH, BEGINNING OF YEAR | 3,845 | 7,449 |
| CASH, END OF YEAR | $ 63,510 | $ 3,845 |
| SUPPLEMENTAL CASH FLOW INFORMATION: | | |
| Income taxes paid | $ 4,092 | $ 6,550 |

*See accompanying notes to financial statements.*

**Note 1 – Nature of the Business and Summary of Significant Accounting Policies:**

***Nature of the Business*** – Independence Planning Corp. Inc. (the "Company") is a New Jersey corporation. The Company is a registered broker dealer that sells mutual fund shares and provides investment advisory services to individuals located principally in New Jersey and New York.

***Marketable Securities*** – Marketable securities are valued at fair market value, with unrealized holding gains and losses included in operations.

***Income Recognition*** – The Company receives commissions from sale of investment company shares to the general public. It also receives commissions from the sale of insurance company products including fixed and variable annuities, life insurance, and long-term care insurance. The commissions are recorded as the related sales are consummated.

***Estimates and Uncertainties*** – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

***Pension Plan*** – The Company has an IRA simple plan for the benefit of an employee. The Company contributes 3% of the employee's contributions. Total pension expense for 2004 and 2003 was $1,623 and $3,165, respectively.

***Income Taxes*** - Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, principally the difference between financial reporting on the accrual method and income tax reporting on the cash basis for accrued salary to officer/owner. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

***Computer Software*** – Computer software is recorded at cost and is amortized using the straight-line method over its estimated useful life of three years.

**Note 2 – Marketable Securities:**

Marketable securities owned at December 31, 2004 consist of the following:

| | |
|---|---|
| 500 common shares of Nasdaq Market, Inc. | $ 5,100 |
| 100 warrants of Nasdaq Market, Inc. | 1,100 |
| | $ 6,200 |

**Note 3 – Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company has net capital of $55,634 which was $50,634 in excess of required net capital of $5,000. The Company's net capital ratio was 1.04 to 1.

**Note 4 – Affiliated Transactions:**

The Company paid an affiliate for the years ended December 31, as follows:

| | 2004 | 2003 |
|---|---|---|
| Rent | $ 5,400 | $ 5,400 |
| Accounting services | 7,500 | 5,700 |
| Office espenses | 900 | 1,200 |
| | $ 13,800 | $ 12,300 |

# INDEPENDENCE PLANNING CORP., INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| NET CAPITAL - | | |
| Total stockholder's equity qualified for net capital | $ 72,571 | $ 50,664 |
| DEDUCTIONS AND/OR CHARGES: | | |
| Non-allowable assets: | | |
| Prepaid income taxes and expenses | 1,550 | 1,640 |
| Computer software | 853 | 1,392 |
| Deferred tax asset | 11,721 | - |
| Other assets | 127 | 77 |
| Investment in Nasdaq Market, Inc. securities warrants | 1,100 | 2,200 |
| Total deductions and/or charges | 15,351 | 5,309 |
| Net capital before haircuts on securities positions | 57,220 | 45,355 |
| Haircuts: | | |
| Securities held as investments | 765 | 1,355 |
| Money market fund held as investment | 821 | 3 |
| | 1,586 | 1,358 |
| NET CAPITAL | $ 55,634 | $ 43,997 |
| AGGREGATE INDEBTEDNESS | $ 57,624 | $ 342 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT – 6-2/3% of aggregate indebtedness or $5,000 whichever is greater | $ 5,000 | $ 5,000 |
| NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT | $ 50,634 | $ 38,997 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 1.04 to 1 | .008 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART IIA OF FORM X - 17A - 5 AS OF DECEMBER 31, 2004 | | |
| Net capital as reported in Company's Part II Focus Report | $ 55,634 | $ 43,997 |
| Net capital per above | 55,634 | 43,997 |
| Difference | $ - | $ - |

*See accompanying notes to financial statements.*

WISS

Accountants.
Consultants.
Solutions.

# ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Independence Planning Corp., Inc.

In planning and performing our audit of the financial statements of Independence Planning Corp., Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WISS & COMPANY, LLP • 354 Eisenhower Parkway, Livingston, NJ 07039 • Tel 973.994.9400 • Fax 973.992.6760 • www.wiss.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
January 24, 2005